6900 PASEO PADRE PARKWAY

FREMONT, CA 94555

U.S.A.

TEL 510-713-7300

FAX 510-574-4020

June 19, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Re:

Network Equipment Technologies, Inc.

Preliminary Proxy Statement on Schedule 14A

Ladies/Gentlemen:

Pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended, Network Equipment Technologies, Inc. (the “Company”) hereby files its preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) with the Securities and Exchange Commission.  The Preliminary Proxy Statement relates to matters to be acted upon in connection with the Company’s 2009 Annual Meeting of Stockholders.

Please contact the undersigned at (510) 574-3033 in connection with any questions or comments relating to this filing by the Company.

Sincerely,

 /s/ FRANK SLATTERY

Frank Slattery